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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 25

                  Notification of Removal from Listing and/or
                    Registration under Section 12(b) of the
                        Securities Exchange Act of 1934

                       Commission File Number: 001-16767

    Westfield Financial, Inc.                        American Stock Exchange
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            (Exact name of registrant as specified in its charter,
        and name of Exchange where security is listed and/or registered)

    141 Elm Street, Westfield, Massachusetts 01085            (413) 568-1911
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              (Address, including zip code, and telephone number,
         including area code, of Issuer's principal executive offices)

                    Common Stock, par value $0.01 per share
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                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ] 17 CFR 240.12d2-2(a)(1)

[ ] 17 CFR 240.12d2-2(a)(2)

[ ] 17 CFR 240.12d2-2(a)(3)

[ ] 17 CFR 240. 12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Westfield Financial, Inc. certifies that it has reasonable grounds to believe that it meets the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 20, 2007    By: /s/ Michael J. Janosco, Jr.    Chief Financial Officer &
---------------        ---------------------------    Treasurer
Date               Name: Michael J. Janosco, Jr.      -------------------------
                                                      Title

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